SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Integra LifeSciences Holdings Corporation

(Name of Issuer)

Common stock, $.01 par value

(Title of Class of Securities)

457985208

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457985208	SCHEDULE 13G	Page 2 of 9

1	NAMES OF REPORTING PERSON: Tru St Partnership LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 8,740,930 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 8,740,930 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,740,930 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.32%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 457985208	SCHEDULE 13G	Page 3 of 9

1	NAMES OF REPORTING PERSON: Provco Leasing Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 8,740,930 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 8,740,930 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,740,930 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.32%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 457985208	SCHEDULE 13G	Page 4 of 9

ITEM 1.        (a)     Name of Issuer: Integra LifeSciences Holdings Corporation

(b)	Address of Issuer’s Principal Executive Offices: 1100 Campus Road, Princeton, NJ 08540

ITEM 2.        (a)     Name of Person Filing: See (c) below

(b)	Address or Principal Business Office: See (c) below

(c)	Citizenship of each Reporting Person is:

Tru St Partnership LP

795 East Lancaster Avenue, Suite 200

Villanova, Pennsylvania 19085

Pennsylvania limited partnership

Provco Leasing Corporation

1105 N. Market Street, Suite 602

Wilmington, Delaware 19810

Delaware corporation

(d)	Title of Class of Securities: common stock, $0.01 par value

(e)	CUSIP Number: 457985208

ITEM 3.	Not applicable.

ITEM 4.	Ownership: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: As of December 31, 2021, Tru St Partnership LP (“Tru St”) may be deemed the beneficial owner of 8,740,930 shares of common stock. Provco Leasing Corporation (“Provco Leasing”) is the corporate general partner of Tru St. Provco Leasing is also the beneficial owner of 0 shares of common stock.

(b)

Percent of Class: Based on 84,699,539 shares of the Issuer’s common stock outstanding as of October 29, 2021 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2021: Tru St may be deemed the beneficial owner of 10.32% of the Issuer’s common stock; and Provco Leasing may be deemed the beneficial owner of 10.32% of the Issuer’s common stock as of December 31, 2021.

(c)	The Reporting Persons have the power to vote or dispose of the number of shares as follows:

(i)

Sole power to vote or direct the vote. Tru St may be deemed to have sole power to vote or direct the vote of 0 shares of common stock. Provco Leasing may be deemed to have sole power to vote or direct the vote of 0 shares of common stock.

(ii)	Shared power to vote or direct the vote. As of December 31, 2021, Tru St and Provco may be deemed to share the power to vote or direct the vote with respect to 8,740,930 shares of common stock.

CUSIP No. 457985208	SCHEDULE 13G	Page 5 of 9

(iii)

Sole power to dispose or direct the disposition. Tru St has sole power to dispose or control the disposition of 0 shares of common stock. Provco Leasing has sole power to dispose or control the disposition of 0 shares of common stock.

(iv)

Shared power to dispose or direct the disposition. As of December 31, 2021, Tru St and Provco Leasing may be deemed to have shared power to dispose of or shared power to direct the disposition of 8,740,930 shares of common stock.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Exhibit A attached hereto identifies each member of the group filing this Schedule 13G/A pursuant to Rule 13d-1(d).

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

CUSIP No. 457985208	SCHEDULE 13G	Page 6 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

TRU ST PARTNERSHIP LP

By:	/s/ Gary Dilella
Name: Gary DiLella
Its: Vice President

PROVCO LEASING CORPORATION

By:	/s/ Gary DiLella
Name: Gary DiLella
Its: Vice President

CUSIP No. 457985208	SCHEDULE 13G	Page 7 of 9

Exhibit Index

Exhibit	Title	Page No.

Exhibit A	Group Members	8

Exhibit B	Joint Filing Agreement	9